January 4, 2013

Securities and Exchange Commission
Washington, D.C., 20549

Re:	United States Antimony Corporation
Form 10-K for Fiscal Year Ended
December 31, 2011 Filed March 14, 2012 File No. 001-08675

Dear Sirs:

Set forth below is our response to your comment letter of December 19, 2012, requesting that we amend our 2011 10K filing, or, if appropriate, provide additional information per our 2011 10K filing.

Response to comments 1, 3, 4, and 6
 We are filing an amended Form 10K for the year ended December 31, 2011, to include the information requested in your letter dated November 26, 2012.  We are also filing amended Forms 10Q for the periods ending June 30, 2012, and September 30, 2012, to include the requested changes per item 19 in your letter dated November 26, 2012, and item 4 in your letter dated December 19, 2012.  We are filing an amended Form 10Q for the period ending March 31, 2012, to add the disclosure requested per item 4 in your letter dated December 19, 2012.

Response to comment 2
We confirm that on our next Form 10K we will provide the identity of the customers upon which we are dependent.

Response to comment 5
 We have added the Series B preferred stock to the information in the table “Security Ownership of Certain Beneficial Owners and Management”.  The amended Form 10K for 2011 has corrected the “as of March 25, 2011” date to the proper date “as of March 15, 2012”.  Although the cumulative dividends for the Series B preferred stock are in arrears, the Board has not declared any dividends for this class of stock as due and payable.  Therefore, we are not in default in the payment of declared dividends, and the Series B shareholders do not have any voting rights as of December 31, 2011.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings of forms 10K and 10Q.  We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the filing of our forms 10K and 10Q.  We acknowledge that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel L. Parks
Chief Financial Officer